EXHIBIT 28A
SAMUEL L. EICHENFIELD
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER                                     FINOVA

                                                     THE FINOVA GROUP INC.

                                                     1850 N. CENTRAL AVENUE
                                                     P. O. BOX 2209
                                                     PHOENIX, ARIZONA 85002-2209

                                October 1, 1997

Dear FINOVA Shareholder:

         I am pleased to inform you that our Board of Directors has approved a two-for-one stock split, as well as a more than 16% increase in the quarterly cash dividend.

         The stock split is in the form of a 100% stock dividend, which means that you will receive one additional share of The FINOVA Group Inc. common stock for each share that you own. The stock split is payable today to shareholders of record at the close of business on September 1, 1997.

         The quarterly cash dividend increased from $.24 to $.28 per share on pre-split shares. The cash dividend is also payable today to holders of record at the close of business on September 1, 1997. Your dividend check will be mailed or deposited separately.

         Do not destroy your common stock certificates and do not return them to FINOVA. Existing certificates will continue to represent the same number of shares as before and should be retained. If you are a record holder, we are sending certificates for your new shares along with this letter. Your old certificate(s) represent one half of your FINOVA holdings, and your new certificate(s) represent your other half, assuming you hold only certificated shares.

         If you hold your FINOVA shares through a stock broker or some other third party, we have sent the dividend and new share certificates to that party. They should provide you with a statement of your new ownership in due course. Contact that entity if you have any questions in the interim.

         If you hold physical shares of FINOVA and are reinvesting your dividends in the FINOVA Direct Stock Services Plan, you will receive a stock certificate representing your new physical shares. The new shares to be held in book entry form through the FINOVA Direct Stock Services Plan will be reflected on your account statement, which will be mailed to you under separate cover.

         All of us at FINOVA are gratified that we have been able to increase our quarterly dividend each year since we became an independent public company in 1992 and to split our shares. We believe that this split will help place the price of our common stock in a trading range that will continue to be attractive to a broad range of investors. We thank you for your continuing support of FINOVA.

                                        Sincerely,


                                        /s/ S. Eichenfield

                             THE FINOVA GROUP INC.
                              2-FOR-1 STOCK SPLIT
                             ADDITIONAL INFORMATION

Tax Implications:
----------------

         FINOVA has been advised by its tax counsel that under U.S. Federal income tax law, the receipt of additional shares of The FINOVA Group Inc. common stock will not result in taxable income. Any disposition of those shares, however, may result in a taxable gain or loss. The tax basis for your new shares will be determined by prorating the existing basis of your old shares equally between the old and the new shares. Your new shares will be deemed to be held for the same period as the old shares. Non-U.S. jurisdictions may impose income taxes on the additional shares. We urge you to contact your personal tax advisors regarding the tax consequences in your area. We also recommend that you maintain a record of the acquisition date and cost basis of your old and new shares. In that regard, you may find it helpful to retain a copy of this letter with your stock certificates for future reference.

Shareholders' Rights Agreement:
------------------------------

         The stock split automatically results in certain adjustments to the rights that are associated with each share of FINOVA common stock pursuant to our previously adopted Shareholders' Rights Agreement. The adjustments assure that the terms and conditions of the agreement, which is triggered only in the case of a takeover-related event, will remain virtually identical in effect to those afforded shareholders prior to the split. Each share of common stock outstanding immediately after the stock split will continue to have a right associated with it. Upon certain triggering events, each right will be entitled to purchase 1/200 of a share of Junior Participating Preferred Stock at a price of $67.50 per share, rather than 1/100 of a share of Junior Participating Preferred Stock at a price of $135 per share, in effect prior to the split. For more detailed information, please contact our Secretary at P. O. Box 2209, Phoenix, Arizona 85002-2209.

Stock Certificates:
------------------

         Certificates are enclosed with this notice and should be mailed by October 1, 1997 to shareholders of record on September 1, 1997. Any registered shareholder who does not receive new shares by October 20, 1997 should contact our transfer agent, Harris Trust at 888-445-6428. Retain your old certificates. They continue to be valid, even if they contain our old corporate name, GFC Financial Corporation. We changed that name to The FINOVA Group Inc. in January 1995, but your old certificates continue to be valid. Please do not send those certificates in simply to update our corporate name. Doing so would unnecessarily increase our corporate expenses.

Safeguarding Your Certificates
------------------------------

         Your stock certificates are valuable. We urge you to keep them in a safe place, such as a safe deposit box. The replacement of a lost certificate is inconvenient and may involve some expense to you and FINOVA. You may hold your certificates through the FINOVA Direct Stock Services Plan, if desired. Contact Harris Trust at 888-445-6428 for more information on that plan.

Changes of Address Do Not Affect Your Title:
-------------------------------------------

         Your address of record was printed on your new stock certificate to facilitate mailing. A change in address will not affect your ownership. If your address has changed, or if it changes in the future, please do not return your certificates for correction. Instead, simply notify our transfer agent, Harris Trust, in writing, at P. O. Box A3480, Chicago, IL 60690-3480.